SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RMR Industrials, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 74967B 200

Class B Common Stock: 74967B 507

(CUSIP Number)

77727111, LLC

Rocky Mountain Resource Holdings, Inc.

Chad Brownstein

9595 Wilshire Blvd., Suite 310

Beverly Hills, California 90212

310-409-4113

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

November 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

1		NAME OF REPORTING PERSONS 77727111, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.16% of Class A Common Stock and 40.75% of Class B Common Stock(3)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Comprised of 10,791,701 shares of Class A Common Stock and 80,000 shares of Class B Common Stock held directly by 77727111 (as defined herein). Each share of Class A Common Stock is convertible at the option of the holder into one post-split share of Class B Common Stock. On September 4, 2015, the Issuer effected a 1-for-20 reverse stock split of all of its authorized and issued and outstanding shares of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and certain voting rights.

(2) Assumes conversion of all 10,791,701 shares of Class A Common Stock held directly by 77727111 into 539,586 post-split shares of Class B Common Stock.

(3) Based on 35,785,858 shares of Class A Common Stock outstanding on November 6, 2015 and 980,957 post-split shares of Class B Common Stock outstanding on November 6, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

1		NAME OF REPORTING PERSONS Rocky Mountain Resource Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% of Class A Common Stock and 0.00% of Class B Common Stock(3)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(3) Based on 35,785,858 shares of Class A Common Stock outstanding on November 6, 2015 and 980,957 post-split shares of Class B Common Stock outstanding on November 6, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

1		NAME OF REPORTING PERSONS Chad Brownstein
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,791,701 of Class A Common Stock and 619,586 of Class B Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.16% of Class A Common Stock and 40.75% of Class B Common Stock(3)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Comprised of 10,791,701 shares of Class A Common Stock and 80,000 shares of Class B Common Stock held directly by 77727111 (as defined herein). Each share of Class A Common Stock is convertible at the option of the holder into one post-split share of Class B Common Stock. On September 4, 2015, the Issuer effected a 1-for-20 reverse stock split of all of its authorized and issued and outstanding shares of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and certain voting rights.

(2) Assumes conversion of all 10,791,701 shares of Class A Common Stock held directly by 77727111 into 539,586 post-split shares of Class B Common Stock.

(3) Based on 35,785,858 shares of Class A Common Stock outstanding on November 6, 2015 and 980,957 post-split shares of Class B Common Stock outstanding on November 6, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2015 (the “Schedule 13D”) relating to the shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) and Class B Common Stock, par value $0.001 per share (“Class B Common Stock”), of RMR Industrials, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

(a) This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) 77727111, LLC, a California limited liability company (“77727111”); (ii) Rocky Mountain Resource Holdings, Inc., a Nevada corporation (“RMRH”); and (iii) Chad Brownstein (“Brownstein”), an individual. Brownstein is the manager and the sole member and holder of all of the outstanding membership interests of 77727111. As a result of the foregoing, Brownstein may be deemed beneficially to own the securities of the Issuer owned by 77727111. Brownstein is a director and the Chief Executive Officer of RMRH and holds 50% of the outstanding capital stock of RMRH. As a result of the foregoing, Brownstein may be deemed beneficially to own Brownstein’s pro rata share of the securities of the Issuer owned by RMRH.

The Reporting Persons have entered into a Joint Filing Agreement dated as of March 17, 2015, a copy of which is attached as Exhibit A to the Schedule 13D, pursuant to which the Reporting Persons have agreed to jointly file the Schedule 13D, including any and all amendments thereto.

(b) The principal office of 77727111 is located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212. The principal business of 77727111 is investments.

The principal office of RMRH is located at 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212. The principal business of RMRH is natural resource investments.

The business address of Brownstein is c/o RMR Industrials, Inc., 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212.

(c) Brownstein is a director and the Chief Executive Officer of the Issuer. The address of the Issuer is 9595 Wilshire Blvd., Suite 310, Beverly Hills, California 90212.

(d) During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a citizen of the United States of America.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

Item 3. Source and Amount of Funds or Other Consideration

On November 6, 2015, RMRH transferred 260,000 post-split shares of Class B Common Stock (the “Shares”) to various persons as a bona fide gift, with a cost basis of $0.001 per share, including 80,000 post-split shares of Class B Common Stock that were transferred to 77727111.

Item 4. Purpose of the Transaction

RMRH transferred the Shares for no consideration as set forth above.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

Item 5. Interest in Securities of the Issuer

Pursuant to Rule 13d-3(d)(1), all shares of Class A Common Stock (which are convertible into shares of Class B Common Stock) held by the Reporting Persons were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class B Common Stock beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class B Common Stock owned by such persons. Consequently, all Class B Common Stock amounts and percentages are inclusive of the Class A Common Stock amounts and percentages set forth herein.

(a) 77727111 directly owns 10,791,701 shares of Class A Common Stock, which represent approximately 30.16% of the outstanding shares of Class A Common Stock, and 619,586 post-split shares of Class B Common Stock, consisting of 80,000 post-split shares of Class B Common Stock and 539,586 post-split shares of Class B Common Stock which are issuable upon conversion of the Class A Common Stock held by 77727111, which represent approximately 40.75% of the outstanding shares of Class B Common Stock. By reason of being the manager and the sole member and holder of all of the outstanding membership interests of 77727111, Brownstein may be deemed to beneficially own 10,791,701 shares of Class A Common Stock, which represent approximately 30.16% of the outstanding shares of Class A Common Stock, and 619,586 post-split shares of Class B Common Stock, which represent approximately 40.75% of the outstanding shares of Class B Common Stock.

RMRH no longer holds any shares of Class A Common Stock or Class B Common Stock.

(b) 77727111 directly owns 10,791,701 shares of Class A Common Stock, which represent approximately 30.16% of the outstanding shares of Class A Common Stock, and 619,586 post-split shares of Class B Common Stock, consisting of 80,000 post-split shares of Class B Common Stock and 539,586 post-split shares of Class B Common Stock which are issuable upon conversion of the Class A Common Stock held by 77727111, which represent approximately 40.75% of the outstanding shares of Class B Common Stock.. By reason of being the manager and the sole member and holder of all of the outstanding membership interests of 77727111, Brownstein may be deemed to have sole power to vote and dispose of 10,791,701 shares of Class A Common Stock, which represent approximately 30.16% of the outstanding shares of Class A Common Stock, and 619,586 shares of Class B Common Stock, which represent approximately 40.75% of the outstanding shares of Class B Common Stock.

RMRH no longer holds any shares of Class A Common Stock or Class B Common Stock.

(c) No transactions in the Issuer’s Class A Common Stock and Class B Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) 77727111 and Brownstein have the right to receive, and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned directly by 77727111.

(e) Not applicable.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7. Material to be Filed as Exhibits

The Joint Filing Agreement is incorporated herein by reference as Exhibit A to the Schedule 13D filed with the SEC on March 17, 2015.

CUSIP No. Class A: 74967B 200, Class B: 74967B 507

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 19, 2015	77727111, LLC

	By:	/s/ Chad Brownstein
Chad Brownstein, Manager

Rocky Mountain Resource Holdings, Inc.

	By:	/s/ Chad Brownstein
Chad Brownstein, Chief Executive Officer

/s/ Chad Brownstein
Chad Brownstein